FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of: April, 2003
                  -----------

Commission File Number  0-27322
                        -------

                         Mountain Province Diamonds Inc.
                        --------------------------------
                 (Translation of registrant's name into English)

   Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7
  ----------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F   X    Form 40-F
                                        -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           -----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes         No  X
                                     -----      -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----

[logo]                                   Empire Towers I
                                         3633 E. Inland Empire Blvd., Suite  465
                                         Ontario, CA  91764
                                         Phone: (909) 466-1411
                                         Fax:   (909) 466-1409
                                         http://www.mountainprovince.com
                                         e-mail: mtnprovinvrel@worldnet.att.net

                                  NEWS RELEASE
April 15, 2003                                                       OTCBB: MPVI
                                                                     TSX: MPV

                 MOUNTAIN PROVINCE DIAMONDS INC. REPORTS ON THE
                  UPDATED DESKTOP STUDY RECEIVED FROM DE BEERS

Mountain Province Diamonds Inc., (the Company) announces that it has received from its joint venture partner, De Beers Canada Mining Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers) the results of the recently completed updated desktop study for the Gahcho Kue diamond project. Even though the study shows that estimated capital costs have increased only slightly and that the estimated operating costs have dropped significantly, the effect of lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar since the 2000 desktop study, has resulted in an internal rate of return (IRR) slightly less than that obtained previously. Considering the indicated IRR, which is well below the agreed hurdle rate, combined with the current geo-political environment and uncertainties, De Beers has decided to postpone a pre-feasibility decision until next year when the desktop study will be updated again. In the meantime De Beers will continue with exploration in the Kelvin-Faraday area with an objective of adding to the existing resource. The project is located in the Northwest Territories of Canada on the joint-venture's AK leased claims. The deposits are located in Kennady Lake but the project has been re-named the Gahcho Kue project, using the Aboriginal designation for the area.

The original desktop study for the Gahcho Kue diamond project was completed in August 2000. In June 2002 De Beers initiated an update of this 2000 Desktop study. A De Beers project team based in Toronto, Canada in conjunction with AMEC E & C Services and other Canadian outside consultants was formed. The primary objective of the study update was to incorporate the latest resource size estimates and diamond values obtained from the 2001 and 2002 sampling programs (released April 3, 2003) and to firm up the estimated capital and working costs with knowledge gained from the De Beers Canada Snap Lake optimization study
(2002) and the Victor pre-feasibility study (2002). The detailed study was formally presented to the Company's board of directors on April 15, 2003.

The study team analyzed the costs arising from the conventional open pit mining of the 5034 and Hearne pipes and the high grade zone within the top 140 meters of the Tuzo pipe. A computer model of open pits was created and options considered aimed at minimizing capital and operating costs with optimizing mining rates and plant throughput (tonnes per day). The study made use of designs, methods and estimates developed for the Snap Lake and Victor projects, benchmarked against other operations by AMEC. The desktop study is still only a preliminary study with relatively large uncertainties (+/- 30%). The estimated capital costs of approximately C$600 million is slightly higher than that in the 2000 desktop study while the estimated operating costs decreased to approximately C$56/tonne from C$81/tonne. The cost savings were accomplished, in part, by increasing the projected annual mining rate to 2 million tonnes per year and by other cost savings based on the experience gained from other projects. The internal rate of return (IRR) was still slightly lower than that obtained in 2000 because of the lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar. As a result and because of geo-political uncertainties, De Beers has decided to postpone a pre-feasibility decision until next year when the desktop study will be updated again.

Mr. Richard Molyneux, President and C.E.O. of De Beers Canada Mining Inc. stated "Although our first preference would have been to see the agreed rate of return of 15% being achieved, which would have allowed moving ahead to the next phase now, the fact that costs have been reduced in the study is encouraging. Looking ahead, the possibility of increased diamond prices, the U.S. dollar rising against the Canadian dollar and increased resources coming from further exploration, all represent upside, which we find encouraging. We have already made a significant investment in this project and remain committed to finding opportunities for improving the projected economics which will allow us to take it forward."

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (CDNX:CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.


"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

--------------------------------------------------------------------------------

USA Office:
3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764 (909) 466-1411 CANADA Office:
525 Seymour Street, Suite 212, Vancouver, B.C. V6B 3H7 (604) 687-0122
Web Site: www.mountainprovince.com E-mail: MtnProvInvRel@worldnet.att.net

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA

                             FORM 53-901F (FORM 27)

                             MATERIAL CHANGE REPORT

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                 SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

Item 1.  Reporting Issuer
         -----------------------------------------------------------------------

                  State the full name and address of the principal office in Canada of the reporting issuer:

                  Mountain Province Diamonds Inc.
                  525 Seymour Street, Suite 212
                  Vancouver, B.C. V6C 1H2

Item 2.  Date of Material Change
         -----------------------------------------------------------------------

                  April 15, 2003

Item 3.  Press Release
         -----------------------------------------------------------------------

                  State the date and place(s) of issuance of the press release.

                  The Press Release dated April 15, 2003 was forwarded to the Toronto Stock Exchange and disseminated via Canada Stockwatch, and CCN Matthews and Business Wire.

                  A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change
         -----------------------------------------------------------------------


                  Provide a brief but accurate summary of the nature and substance of the material change.

                  The Company announced that it has received from its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers) the results of the recently completed updated desktop study for the Gahcho Kue diamond project. Even though the study shows that estimated capital costs have increased only slightly and that the estimated operating costs have dropped significantly, the effect of lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar since the 2000 desktop study, has resulted in an internal rate of return (IRR) slightly less than that obtained previously. Considering the indicated IRR, which is well below the agreed hurdle rate, combined with the current geo-political environment and uncertainties, De Beers has decided to postpone a pre-feasibility decision until next year when the desktop study will be updated again. In the meantime De Beers will continue with exploration in the Kelvin-Faraday area with an objective of adding to the existing resource. The project is located in the Northwest Territories of Canada on the joint-venture's AK leased claims. The deposits are located in Kennady Lake but the project has been re-named the Gahcho Kue project, using the Aboriginal designation for the area.

Item 5.  Full Description of Material Change
         -----------------------------------------------------------------------

                  Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

                  The description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

                  The above list merely described examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

                  For a full description of the material change, see Schedule
                  "A".

Item 6. Reliance on Section 85(2) of the Securities Act (B.C.), Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions
         -----------------------------------------------------------------------

                  If the report is being filed on a confidential basis, state the reasons for such reliance. For B.C., refer to section 85(3) of the Act concerning the continuing obligations regarding reports filed under this subsection.

                  Not Applicable.

Item 7.  Omitted Information
         -----------------------------------------------------------------------

                  Not Applicable.

Item 8.  Senior Officer
         -----------------------------------------------------------------------


                  To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

                  Jan W. Vandersande
                  President
                  Tel: 1-909-466-1411

Item 9.  Statement of Senior Officer
         -----------------------------------------------------------------------

                  The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver this 15th day of April, 2003.

                                                 MOUNTAIN PROVINCE DIAMONDS INC.

                                                 Per:

                                                 /S/ "Pradeep Varshney"
                                                 -------------------------------
                                                 Pradeep Varshney,
                                                 Chief Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                  Schedule "A"

[logo]                                   Empire Towers I
                                         3633 E. Inland Empire Blvd., Suite  465
                                         Ontario, CA  91764
                                         Phone: (909) 466-1411
                                         Fax:   (909) 466-1409
                                         http://www.mountainprovince.com
                                         e-mail: mtnprovinvrel@worldnet.att.net

                                  NEWS RELEASE
April 15, 2003                                                       OTCBB: MPVI
                                                                     TSX: MPV

                 MOUNTAIN PROVINCE DIAMONDS INC. REPORTS ON THE
                  UPDATED DESKTOP STUDY RECEIVED FROM DE BEERS

Mountain Province Diamonds Inc., (the Company) announces that it has received from its joint venture partner, De Beers Canada Mining Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers) the results of the recently completed updated desktop study for the Gahcho Kue diamond project. Even though the study shows that estimated capital costs have increased only slightly and that the estimated operating costs have dropped significantly, the effect of lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar since the 2000 desktop study, has resulted in an internal rate of return (IRR) slightly less than that obtained previously. Considering the indicated IRR, which is well below the agreed hurdle rate, combined with the current geo-political environment and uncertainties, De Beers has decided to postpone a pre-feasibility decision until next year when the desktop study will be updated again. In the meantime De Beers will continue with exploration in the Kelvin-Faraday area with an objective of adding to the existing resource. The project is located in the Northwest Territories of Canada on the joint-venture's AK leased claims. The deposits are located in Kennady Lake but the project has been re-named the Gahcho Kue project, using the Aboriginal designation for the area.

The original desktop study for the Gahcho Kue diamond project was completed in August 2000. In June 2002 De Beers initiated an update of this 2000 Desktop study. A De Beers project team based in Toronto, Canada in conjunction with AMEC E & C Services and other Canadian outside consultants was formed. The primary objective of the study update was to incorporate the latest resource size estimates and diamond values obtained from the 2001 and 2002 sampling programs (released April 3, 2003) and to firm up the estimated capital and working costs with knowledge gained from the De Beers Canada Snap Lake optimization study
(2002) and the Victor pre-feasibility study (2002). The detailed study was formally presented to the Company's board of directors on April 15, 2003.

The study team analyzed the costs arising from the conventional open pit mining of the 5034 and Hearne pipes and the high grade zone within the top 140 meters of the Tuzo pipe. A computer model of open pits was created and options considered aimed at minimizing capital and operating costs with optimizing mining rates and plant throughput (tonnes per day). The study made use of designs, methods and estimates developed for the Snap Lake and Victor projects, benchmarked against other operations by AMEC. The desktop study is still only a preliminary study with relatively large uncertainties (+/- 30%). The estimated capital costs of approximately C$600 million is slightly higher than that in the 2000 desktop study while the estimated operating costs decreased to approximately C$56/tonne from C$81/tonne. The cost savings were accomplished, in part, by increasing the projected annual mining rate to 2 million tonnes per year and by other cost savings based on the experience gained from other projects. The internal rate of return (IRR) was still slightly lower than that obtained in 2000 because of the lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar. As a result and because of geo-political uncertainties, De Beers has decided to postpone a pre-feasibility decision until next year when the desktop study will be updated again.

Mr. Richard Molyneux, President and C.E.O. of De Beers Canada Mining Inc. stated "Although our first preference would have been to see the agreed rate of return of 15% being achieved, which would have allowed moving ahead to the next phase now, the fact that costs have been reduced in the study is encouraging. Looking ahead, the possibility of increased diamond prices, the U.S. dollar rising against the Canadian dollar and increased resources coming from further exploration, all represent upside, which we find encouraging. We have already made a significant investment in this project and remain committed to finding opportunities for improving the projected economics which will allow us to take it forward."

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (CDNX:CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.

"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

--------------------------------------------------------------------------------

USA Office:
3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764 (909) 466-1411 CANADA Office:
525 Seymour Street, Suite 212, Vancouver, B.C. V6B 3H7  (604) 687-0122
Web Site: www.mountainprovince.com  E-mail: MtnProvInvRel@worldnet.att.net

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              Mountain Province Diamonds Inc.
                                              ----------------------------------
                                              (Registrant)

Date   April 16, 2003                  By:    /S/  "Pradeep Varshney"
       --------------                         ----------------------------------
                                              (Print)  Name:   Pradeep Varshney
                                              Title:   Chief Financial Officer